525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax

January 17, 2008	MATTHEW S. BROWN matthew.brown@kattenlaw.com 312.902.5207 direct 312.577.8726 fax

VIA EDGAR

Perry Hindin, Esq.

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zebra Technologies Corporation

Definitive 14A

Filed April 24, 2007

File No. 000-19406

Dear Mr. Hindin:

On behalf of our client, Zebra Technologies Corporation (the “Company”), set forth below are responses to your letter of comment dated December 5, 2007 (the “Letter”) relating to the above-referenced Definitive 14A. The comments from the Letter are repeated below, and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Letter.

Potential Payments Upon Termination or Change in Control, page 16

1.	We note your response to our prior comment 4. While we appreciate the concern that inclusion of such definitions in the compensation discussion and analysis section may potentially complicate the disclosure, a brief reference on page 16 of your proxy statement that the meanings of such terms can be found in “the applicable agreements and plans” is not consistent with the guidelines discussed in Section VI of Commission Release 33-8732A. However, in light of your concerns, it would appear appropriate to follow the guidelines in the Commission Release regarding use of a glossary. In future filings, please include the meanings of the defined terms in a glossary or other section of your document rather than referencing the reader to unidentified agreements and plans that have been previously filed with the Commission. To mitigate your concerns, consider including such glossary in a section other than your compensation discussion and analysis, but clearly refer the reader to that section.

CHICAGO CHARLOTTE IRVING LONDON LOS ANGELES NEW YORK PALO ALTO WASHINGTON, DC WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN CORNISH LLP

A limited liability partnership including professional corporations

January 17, 2008

Response:

The Staff is advised that the Company’s future annual proxy statements will include meanings of the defined terms in a glossary or other section rather than referencing the reader to unidentified agreements and plans that have been previously filed with the Commission.

Compensation Discussion and Analysis, page 25

2.	We note your response to prior comments 6, 11, 12 and 13. Please confirm that you will disclose in future filings the information set forth in your responses.

Response:

The Staff is advised that the Company’s future annual proxy statements will disclose the information set forth in such responses to the extent it is still applicable.

Base Salaries, page 25

3.	We note your response to our prior comment 9. Please provide in a response letter additional detail regarding why you believe disclosure of a past year’s performance measures and targets would cause competitive harm. In particular, explain in detail how a competitor could use such disclosure to derive information that they could then use to their competitive advantage and to your commercial harm. In your response, please consider the following questions:

•

How would disclosure of operating profit targets, as compared to disclosure of actual operating profits in your fiscal year end financial statements, give competitors insights into the company’s internal financial budgets or its internal expectations and views of its operational success or failure? How are competitors able to derive such information from target operating profit figures?

•

Why would it be reasonable for competitors to assume that the relationship between target operating profit and internal financial budgets or internal views of company operational success was highly correlated?

•

Even if a high correlation existed in a given year, might not the compensation committee vary the level of difficulty for achieving a target from year to year such that a competitor’s knowledge of past years targets might not be predictive of a subsequent year’s budget or expectations?

January 17, 2008

•

You state in the second bullet point of your response that competitors could use a past year’s target information in a way that could be competitively harmful. Again explain how. What information might they derive from the targets? Provide an illustrative example.

•

Similarly, explain the causative relationship between disclosure of a past year’s targets and the competitive harm described in the last bullet point on page 14 of your response. How could disclosure of targets related to executive officer compensation expose budgetary shortcomings and how could customers and suppliers derive the necessary information from the disclosure of such targets to negotiate better transaction terms?

Finally, your statement that these performance targets are not material to an understanding of the named executive officers’ compensation arrangement appears to be inconsistent with your disclosure in your compensation discussion and analysis such as that found on page 26 which indicates that your annual cash bonuses are designed to incentivize and reward officers for achieving or exceeding predetermined financial goals.

Notwithstanding the preceding comments, in the event disclosure of targets in future filings would cause competitive harm such that you may omit the targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please confirm that in such future filings you will comply with the third through fifth sentence of prior comment 9.

Response:

Background

The performance measure for the bonuses paid to NEOs under the Company’s annual bonus plan for the 2006 and 2007 fiscal years was the Company’s actual annual consolidated operating profit (or, as applicable, the actual operating profit of a NEO’s assigned business unit) relative to the applicable target, as defined and measured in accordance with the Company’s annual bonus plan.

Historically, the Compensation Committee set the NEOs’ financial performance targets in connection with the Company’s annual budgeting process so that the performance targets correspond to the Company’s budgeted targets for the year. The Committee believes that since the NEOs’ performance targets are identical to the Company’s budgeted goals, the NEOs are incentivized to cause the Company to achieve its budgeted goals. In the experience of the Committee members and the Company’s management, it is common for these goals to be in alignment and most industry participants and

January 17, 2008

observers would expect this alignment. Although the difficulty of achieving the performance targets set by the Committee may vary and the Committee may change target criteria from time to time, it is reasonable to assume that there will be some predictability and normalcy to the performance bonus programs to give individuals and the Committee the ability to consider and measure performance on a consistent basis over multiple periods.

Given that the performance targets and the Company’s budgeted goals are historically identical each year, a competitor’s knowledge of the performance targets for past years would give the competitor helpful information to assist it in predicting certain aspects of the Company’s estimated budget and financial expectations.

1. Targets Based on Consolidated Financial Measurements of the Company

For 2006 and 2007, the performance targets of three of the Company’s five NEOs were based on financial measures of the Company on a consolidated basis. Disclosure of such targets for past years will enable third parties, to some extent, to compare Company performance to past expectations and goals. We recognize that the potential harm of such disclosure is speculative, but marketplace participants (competitors, analysts, vendors, customers, etc.) could use the information as a basis to measure performance and gauge their marketplace activities and assessments.

Nevertheless, the Company has considered the Staff’s comments and will disclose the past year’s performance measures and targets that relate to consolidated financial measures of the Company to the extent they are the same in all material respects as those used for 2006 and 2007.

2. Targets Based on Unreported Business Unit Financial Measurements

The Company is and has been very consistent regarding the financial information it discloses in its earnings releases, its communications with analysts and its filings with the Commission. It discloses financial information of the Company and its subsidiaries on a consolidated basis, but does not break down the information by the various business units defined by the annual bonus plan.

For 2006 and 2007, the performance targets of two of the Company’s five NEOs were based on business unit financial measures that cannot be extracted from historical financial statements. Any disclosure regarding a business unit’s past financial performance would provide third parties with information about the business unit that has not been disclosed in the past and would not otherwise be disclosed. Disclosure of this

January 17, 2008

information would be particularly helpful to competitors, suppliers and customers in the business units’ markets because most of them are private companies and do not publicly provide their respective financial information.

Past years’ business unit performance targets could be used by competitors, customers and suppliers to derive information that they could use to their competitive advantage and to the Company’s commercial harm, potentially negatively impacting the Company’s financial performance.

Disclosure of Confidential Information

Disclosure of a business unit’s performance targets and actual performance against those targets for past years could allow third parties to determine the following information:

•

Disclosure of a business unit’s operating profit targets and the business unit’s actual performance against those targets would allow third parties to determine the business unit’s operating profits and to estimate other financial measures of the business unit. Third parties could compare the operating profits and other financial information disclosed with respect to the Company on a consolidated basis with the operating profits for a business unit and estimate the income, profit margins and other financial metrics of the business unit for the applicable period.

•

Disclosure of a business unit’s operating profit targets and the business unit’s actual performance against those targets would give third parties an insight into the profitability of other business units. A business unit’s operating profits, when viewed in the context of general industry knowledge regarding the business unit’s market position, market share and commercial practices, and compared against other business units and the financial information disclosed with respect to the Company on a consolidated basis, would allow third parties to derive the operating profits of the remaining business units of the Company to which a NEO’s performance targets are not specifically related.

•

Disclosure of a business unit’s operating profit targets and the business unit’s actual performance against those targets would give third parties an insight into the Company’s expectations for the business unit’s growth and/or profitability. It would allow third parties to determine whether the business unit’s profitability was growing, flat, or shrinking and whether the business unit was meeting budgeted expectations.

•

Disclosure of business unit operating profit targets would also provide insight into the financial results of the Company to be used by competitors. By comparing these numbers to the Company’s consolidated financials and in the context of general industry knowledge regarding the business unit’s market position, market share and its commercial practices, third parties could determine the relative significance of the business unit’s performance to that of the whole Company.

January 17, 2008

•

By reviewing a business unit’s operating profit targets over time along with the business unit’s performance against those targets, third parties could identify trends regarding the Company’s growth and profit expectations for the business unit and determine its long-term success or shortcomings.

•

Based on the historic levels at which the Company sets targets and the historic difficulty of achieving targets, together with industry knowledge regarding product costs and market capacity, third parties could draw inferences regarding how the Company expected to achieve its targeted levels, growth, margins, costs, etc.

•

If the Company consistently discloses past year business unit targets and performance, third parties can identify trends regarding the historical difficulty of achieving targets and draw assumptions for the current year targets and target achievement difficulty.

Potential Competitive Harm from Disclosure of Confidential Information

Third parties could use past years’ business unit performance targets (and the financial information that could be derived from the targets as described above), to the Company’s competitive disadvantage and commercial harm as follows:

Competitors

•

Competitors could identify declining profit trends of a business unit and target the business unit’s markets for increased sales efforts, which could include comparing the business unit’s past performance and predicted future performance and stability to attack customer confidence in the Company as a long-term product provider. As a result of this knowledge, customers might shift their purchases to a competitor, thereby decreasing the business unit’s sales volume and negatively impacting the Company’s financial performance.

•

Competitors could identify increasing profit trends and determine that a business unit was very successful and making operating profit margins higher than the industry norms. Competitors could use this information in discussions with customers to compare their own margins against the business unit’s margins and either undercut the Company’s pricing and margins or encourage the customers to demand concessions from the business unit so that the customers shared a greater portion of the profit made by the business unit (e.g., through lower product prices charged by the business unit), again negatively impacting the Company’s financial performance.

January 17, 2008

•

Competitors could identify a business unit producing exceptional operating profits or growth trends and target the business unit’s markets for increased investment and sales efforts in order to increase the competitors’ market share in the profitable market. This increased investment and sales effort could cause the Company to lose market share or increase its costs in order to maintain its market share.

Other Market Participants

•

Non-competitor third parties conducting business in markets related to the market in which a Company business unit participates could identify a business unit producing exceptional operating profits or growth trends and gain insight regarding potential entry points into the market.

Leverage by Current Customers

•

If customers, distributors or resellers (collectively, “customers”) know from historical performance targets and performance against the targets that business unit growth historically lags behind or exceeds consolidated Company growth, then customers could estimate the business unit’s performance with respect to its targets (e.g., falling short or exceeding its targets) for the first few quarters and use that information in negotiations against the business unit. For instance, customers could estimate the business unit’s need to achieve increased sales volumes or willingness to reduce product prices, for the remainder of the year.

•

If customers identify a successful business unit with increasing operating profits, they may demand to share in those profits. Customers may negotiate with more determination and vigor if they know the success of the business unit and will pressure the business unit to share more of its profit margin with the customers. Likewise, suppliers may increase their prices to Zebra if they know that the unit has higher profit margins.

•

If customers know whether, or the level at which, a business unit’s performance targets for the previous year’s operating profit were or were not met, it will gain insight into the business unit’s ability to negotiate new or different terms for the current year (e.g., pricing, volume, etc.) and know whether to use the previous year’s terms and/or negotiations as starting points or to use higher or lower terms.

•

Since most competitors, suppliers and customers of the Company’s business units are private companies that are not subject to public financial disclosure requirements, disclosing business unit targets gives such parties an unfair advantage over the Company’s business units in competing or negotiating with the business units. For instance, competitors could structure their profit growth

January 17, 2008

models to match or exceed the applicable business unit’s growth, structure their strategic business models (e.g., acquisitions, market share) and growth plans based on a business unit’s performance, but the business units would not be able to compete with them similarly.

NEO Retention

•

If the Company consistently discloses past year targets and performance, third parties can identify trends regarding the historical difficulty of achieving targets, and draw assumptions for the current year target achievement difficulty and seek to hire employees with historical or current year targets with difficult achievement levels. In addition, they could identify a business unit producing strong profits or exceptional growth, identify as a strong employment candidate a NEO whose bonus was tied to the business unit’s success, and seek to hire the NEO.

Materiality

Although the performance targets applicable to a NEO’s compensation are material to him individually (because the level and type of his compensation depends on achievement of the targets), the specific performance targets are not material to an understanding of a NEO’s compensation arrangements. A NEO’s compensation arrangements, including the nature and measurement of the performance targets, the difficulty of achieving performance targets, and the relationship of the targets to the Company’s or applicable business unit’s budgeted goals, can be readily understood without disclosing a NEO’s actual performance targets. This is not inconsistent with the Company’s disclosure that the NEOs’ annual cash bonuses are designed to incentivize and reward them for achieving or exceeding predetermined financial goals.

Future Filings’ Disclosure of Performance Measures

In the event disclosure of targets in future filings would cause competitive harm such that the Company may omit the targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, then in such future filings (i) the Company will disclose how difficult it would be for the NEOs or how likely it will be for the Company to achieve the undisclosed target levels or other factors, (ii) general statements regarding the level of difficulty or ease associated with achieving performance goals will not be sufficient, and (iii) in discussing how difficult it will be for a NEO or how likely it will be for the Company to achieve the target levels or other factors, the Company will provide as much detail as necessary without providing information that would result in competitive harm.

January 17, 2008

Irrespective of the Commission’s final determination of whether it agrees with the Company’s positions set forth herein that past performance target levels for 2006 and 2007 related to the Company or its business units are of a confidential and financial nature the disclosure of which would cause the Company competitive harm and which are entitled to confidential treatment, the Company reserves its right to take the position, with respect to future filings and with respect to performance target measures other than those used for 2006 and 2007, that its performance target measures and target levels are entitled to confidential treatment.

We believe that the responses above fully address the comments contained in the Letter. If you have any questions regarding the above responses, please contact me at (312) 902-5207.

Sincerely,

/s/ Matthew S. Brown
Matthew S. Brown

cc:	Anders Gustafsson
Noel Elfant
Kathleen O’Connor